_______________________________________________________________________________

Astris Energi Inc. · 6-K · For 4/19/05, On 4/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 19, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.

(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada

(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 4/19/05, On 4/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:

Description:

Documents required to be filed in conjunction with an acquisition with the appropriate Canadian securities authorities have been attached hereto as Exhibits.

ASTRIS ENERGI INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of company

Astris Energi Inc. (“AEI”)
2175-6 Dunwin Drive,
Mississauga, Ontario, Canada
L5L 1X2

1.2	Executive Officer

Anthony Durkacz
Vice President Finance
Telephone: (905) 608-2000

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development.

Astris s.r.o. owns land and an industrial building in the town of Vlasim (near Benesov) with approximately 8,000 square feet of manufacturing and office space on two floors. The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. During 2004, Astris s.r.o. acquired new equipment for the purpose of manufacturing alkaline fuel cells.

2.2	Date of Acquisition

January 27, 2005.

2.3	Consideration

The total value of the acquisition was $2,209,000 paid through the issuance of 5,000,000 common shares of AEI and 5,000,000 warrants of AEI to Macnor Corp. 2,500,000 common shares will be held in escrow until January 2, 2006.
The warrants entitle the holder, Macnor Corp. to exercise the warrants as follows: 2,000,000 at CDN$0.90; 2,000,000 at CDN$1.10 and 1,000,000 at CDN$1.30 expiring on January 27, 2008.

2.4	Effect on Financial Position

The purchase has added significant assets to the consolidated entity, consisting mainly of approximately $450,000 in Capital assets and $2,400,000 in technology. The Company assumed about $800,000 in Liabilities most of which were intercompany payables to the Parent.

2.5	Prior Valuations

Prior to this transaction, a Formal Valuation under Ontario Securities Commission Rule 61-501 setting out an Estimate of Fair Market Value of all of the shares of Astris s.r.o. was $5,250,000 as at June 30, 2004. The Formal Valuation was authored by Corporate Valuation Services Limited (“CVS”) and signed by its President James P. Catty, MA, CA, CPA, CFA, CBV, CFE on August 9, 2004. A hybrid market approach valuation methodology was used to Estimate the Fair Market Value. An Opinion of Fairness also authored by CVS and dated September 16, 2004 and updated on January 14, 2005, was delivered to an independent Special Committee of the Board of Directors of Astris Energi Inc.

2.6	Parties to Transaction

Prior to this transaction, Astris Energi Inc. owned a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. was owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and Shareholder of Astris Energi Inc.

Macnor Corp. transferred its 70% interest in Astris s.r.o. to 2062540 Ontario Inc., a wholly owned subsidiary of Astris Energi Inc.

2.7	Date of Report

August 26, 2005

Item 3	Financial Statements

Schedule A	Audited Report for Astris s.r.o. for the Years Ended December 31, 2003 and 2004 from its Czech Auditor.

Schedule B	Pro forma unaudited consolidated Balance Sheet and Statement of Loss and Deficit of Astris Energi Inc. for the Year ended December 31, 2004, together with the auditors compilation report thereon.

Schedule C	Detail consolidation spreadsheet with Comments as to:

(1)	Basis of Preparation

(2)	Proforma Adjustments and Assumptions

SCHEDULE A

Moores Rowland Audit

AUDITOR’S REPORT

on the financial statements
for the year ended 31 December 2004 and 2003

ASTRIS, s.r.o.

Auditor: Moores Rowland Audit s.r.o.
Biskupsky Dvâr 2095/8, 110 00 Prague 1
the Czech Republic
Licence No. 36
registered under material symbol C. 19681
at register court in Prague

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

Moores Rowland Audit

GENERAL INFORMATION

Company Name:	ASTRIS, s.r.o.

Registered address:	Cemoleská 1929, 256 01, Beneov

Company number:	45 14 87 24

Recipient of the report:	Ivana edová Ing. Radek Kotouôek

Auditor:	Moores Rowland Audit s.r.o.
Biskupsk9 DvOr 2095/8, 110 00 Prague I
registered with the Chamber of Auditors of the
Czech Republic —licence No. 36
registered under material symbol C. 19681
register court m Prague

Responsible manager:	Lenka Buková
Auditor registered with the Chamber of Auditors
of the Czech Republic - licence No. 1866

Date of issue:	August 12, 2005

Country:	the Czech Republic

Number of pages including the enclosures:	19

ASTRIS, s.r.o.

Auditor’s Report on the Financial Statements for the year ended 31 December 2004 and 2003

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

Moores Rowland Audit

AUDITOR’S REPORT

We have audited the Financial Statements of ASTRIS, s.r.o. (‘the Company’) as at December 31, 2004 and 2003. These Financial Statements are the responsibility of the Company ‘s management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with U.S. Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation.

In our opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in accordance with U.S. Generally Accepted Accounting Principles.

The Company has a problem as discussed in Note 1 whereby its ability to continue as a going concern is dependent on the continued support of its parent company.

Prague August 12, 2005

On behalf of Moores Rowland Audit s.r.o.

/s/ Lenka Buková	/s/ Martin Levey

Lenka Buková engagement auditor	Martin Levey statutory representative

ASTRIS, s.r.o.

Auditor’s Report on the Financial Statements for the year ended 31 December 2004 and 2003

A member of Moores Rowland International as association of independent accounting firms throughout the world.

Moores Rowland Audit

ENCLOSURES

•	Balance Sheet as at December 31, 2004 and 2003

•	income Statement for the years ended December 31, 2004 and 2003

•	Cash Flow Statement as at December 31, 2004 and 2003

•	Notes to the Financial Statements as at December 31, 2004 and 2003

ASTRIS, s.r.o.

Auditor’s Report on the Financial Statements for the year ended 31 December 2004 and 2003

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

ASTRIS sro
Czech Republic
Balance Sheet as at December 31, 2004 and 2003
(Canadian dollars)
	Note	2004	2003	2002

ASSETS

CURRENT ASSETS
Cash		87,091	17,365	8,269
Accounts Receivables		18,417	14,197	21,560
Prepaid Expenses and Deposits		18,213	2,328	1,616
Government Receivables		22,978	13,234	9,468
Inventory		3,063	27,225	216
Total Current Assets		149,762	74,348	41,129

FIXED ASSETS
Property, Plant and Equipment	3	447,545	316,607	--
Intangible Assets		--	3,047	16,206
Total Fixed Assets		447,545	319,654	16,206
TOTAL ASSETS		597,307	394,003	57,336

LIABILITIES

CURRENT LIABILITIES
Accounts Payable		204,576	191,435	412
Advances Received		283,739	158,460	21,197
Other -Payable		6,828	2,117	3,188
Government Payable		10,512	--	707
Employee		7,346	164	253
Total Current Liabilities		513,001	352,175	25,757

LONG TERM LIABILITIES
Long Term Loans	6	300,000	400,000	312,854
Total Long Term Liabilities		300,000	400,000	312,854
TOTAL LIABILITIES		813,001	752,175	338,611

STOCKHOLDERS' EQUITY
Capital Stock	7	5,249	5,249	5,249
Retained Earnings	8	(219,337)	(365,283)	(286,952)
Accumulated Comprehensive Income	9	(1,606)	1,861	428

TOTAL STOCKHOLDERS' EQUITY		(215,694)	(358,173)	(281,275)
TOTAL LIABILITIES & EQUITY		597,307	394,003	57,336

ASTRIS sro
Czech Republic
Income Statement as at December 31, 2004 and 2003
(Canadian dollars)
	Note	2004	2003	2002

REVENUE	10	867,235	337,463	160,437

EXPENSES

Operating Expenses
Research and Development		250,539	180,948	187,867
General and Administrative		387,643	216,908	109,709
Professional fees		1,340	1,259	-
Amortization		47,018	23,188	24,139
Total Operating Expenses		686,540	422,303	321,715

Other Expenses
Interest Expenses		8,033	5,135	--

GAIN (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAX		172,662	(89,975)	(161,278)

Income Tax		3,361	--	1,497

GAIN (LOSS) FROM CONTINUING OPERATIONS
(NET INCOME)		169,302	(89,975)	(162,775)

ASTRIS sro
Czech Republic
Statement of Cash Flow as at December 31, 2004 and 2003
(Canadian dollars)
	2004	2003	2002

OPERATING ACTIVITIES	(407,567)	(35,370)	(250,106)
CASH (USED) IN OPERATING ACTIVITIES	(407,567)	(35,370)	(250,106)
INVESTING ACTIVITIES
Purchase of Property, Plant and Equipment	(154,470)	(327,294)	--
	(154,470)	(327,294)	--
FINANCING ACTIVITIES
Advances from Related Parties	738,707	270,254	35,618
Long Term Loans Received (Repaid)	(106,946)	101,506	147,926
	631,762	371,760	183,544

NET INCREASE (DECREASE) IN CASH DURING THE YEAR	69,725	9,096	(66,562)

CASH, BEGINNING OF YEAR	17,365	8,269	74,832

CASH, END OF YEAR	87,091	17,365	8,269

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

ASTRIS, s. r. o.

NOTES TO THE FINANCIAL STATEMENTS AS AT
DECEMBER 31, 2004 and 2003

Date of Dispatch	Signature of statutory body or physical person who is the accounting unit
August 12, 2005

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN

ASTRIS, s. r. o. (further referred to as the “Company”) is a subsidiary of ASTRIS INC. (30% share) and MACNOR CORP. (70% share) registered in the Czech Commercial Register as at December 31, 2004. The Company designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is established in the Czech Republic, Europe.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

At the balance sheet date the Company was part of the Astris Energi Inc group of Canada, who is the principle customer of the Company. Astris Energi Inc has reported several years’ losses and its ability to continue supporting the activities of ASTRIS s.r.o. are in some doubt and dependant on fresh capital and funding being raised.

The Company’s continuation as a going concern is dependent of the success of its parent in providing continued financial support.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with US GAAP and reflect the accounts of the Company, ASTRIS, s. r. o., which was established on May 11, 1992. All accounts are stated in accordance with US GAAP since 2002. Year 2002 in which US GAAP were employed is restated and is also included in the financial statements as well as in the audit of the controlling company ASTRIS ENERGI INC.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated.  Amortization is provided over the useful lives of these assets:

Buildings………………………… 30 years
Machinery and Equipment………. 4 years
Laboratory Equipment…………… 6 years

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred.  Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Such income tax is shown as deferred tax liability / asset. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Deferred tax is based on all temporary differences between the accounting value of assets and liabilities and their tax values (Czech Tax Law - equal to the value of such assets and liabilities applicable for tax purposes in the future). When accounting for deferred tax the income tax rate used is that for the period when the liability is likely to crystallize. If such rate is not known then the rate valid for the next accounting period is used. Deferred tax obligations are always accounted ; deferred tax receivables are accounted only when there is a reasonable expectation that asset will be realised in the next accounting periods.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

Foreign currency translation

The reporting currency of the Company is the Canadian dollar. The financial statements are converted from the Czech koruna (CZK) to the Canadian dollar (CAD) at the rates of exchange in effect at the end of the year.

Both the Balance Sheet and the Income Statement of the Company are converted by the year end exchange rates in accordance with the Group Consolidation Policy of ASTRIS INC. (see Notes to the Consolidated Financial Statement, Note 12).

A historical rate of exchange was determined the year end exchange rate in 2002 for which the financial statements are firstly stated.

The table below contains used exchange rates:

Exchange rates of CZK to CAD

X CZK to CAD
As at Dec 31, 2004	18,6637
As at Dec 31, 2003	19,8570
As at Dec 31, 2002	19,0512

Source: The Bank of Canada

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

3.	PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment
(Canadian dollars)
	Cost	Accumulated Amortization	Net Book Value
2004
Land			25 080
Buildings	346 189	(32 993)	313 196
Machinery and Equipment	175 439	(66 170)	109 269
Small Tangible Assets	21 520	(21 520)	--
TOTAL			447 545

2003
Land			23 573
Buildings	299 506	(9 984)	289 522
Machinery and Equipment	45 588	(42 075)	3 513
Small Tangible Assets	20 227	(20 227)	--
TOTAL			316 607

2002
Land			--
Buildings	--	--	--
Machinery and Equipment	43 123	(43 123)	--
Small Tangible Assets	21 082	(21 082)	--
TOTAL			--

4.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company, in the course of its regular business activities, has routine transactions with affiliates.

Advances from related parties at December 31, are summarized as follows:

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

Advances received from related party
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	283 739	158 460	--

MACNOR CORP.	--	--	21 197

Accounts receivables from related parties at December 31, are summarized as follows:

Accounts receivables from related parties
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	--	--	21 197

MACNOR CORP.	--	--	--

Accounts payable from related parties at December 31, are summarized as follows:

Accounts payable from related parties
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	195 377	172 339	--

MACNOR CORP.	--	5 026	--

5.	INCOME TAXES

Income tax is calculated in accordance with valid tax rates applied to the accounting profit increased or decreased by costs permanently or temporarily disallowed for tax purposes and by untaxed revenues by the difference between accounting and tax depreciation and decreased by tax losses etc. from previous years.

The Company has no non-capital loss carryforwards.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

The Company’s computation of income tax recovery is as follows:

The Company's computation of income tax recovery (Czech tax law)
(Canadian dollars)
	2004	2003	2002
Gain (loss) before income taxes per Czech accounts	79 999	14 233	21 103
Non-deductible expenses	14 715	5 398	594
Difference between accounting and tax depreciation	--	(30)	(47)
Losses from previous periods	(71 244)	(19 601)	(16 797)
10 % of acquisition costs of fixed assets	(11 461)	--	--
Tax base	12 002	--	4 829
Statutory income tax rate	28,00%	31,00%	31,00%
Income tax recovery at statutory rate	3 361	--	1 497

There was no reason to establish valuation allowances in income tax recovery.

6.	LONG TERM LOANS

The Company was given an interest-free loan by ASTRIS INC. in accordance with agreement from January 15, 2002. A balance as at December 31, 2004 was 300,000 CAD.

The Company was given a loan by MACNOR CORP. in accordance with Promissory Note from March 31, 2003. The loan in amount of 100,000 CAD was paid as at December 31, 2004.

Long Term Loans
(Canadian dollars)
	December 31, 2004	December 31, 2003	December 31, 2002
Loans from related parties*	300 000	400 000	200 000
Other loans	--	--	112 854
TOTAL	300 000	400 000	312 854

*	ASTRIS INC. and MACNOR CORP.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

7.	CAPITAL STOCK

The amount is represented by the Capital Stock which was deposited by establishing of the Company on May, 1992 and which is registered in the Commercial Register. The amount was converted to CAD by the historical exchange rate as at December 31, 2002.

8.	RETAINED EARNINGS

Retained Earnings consists of gains and losses for the year and previous year periods.

9.	ACCUMULATED COMPREHENSIVE INCOME

Represents a foreign currency translation difference which arises from CZK to CAD conversion of Capital Stock. The historical exchange rate was used from December 31, 2002. The amounts of accumulated comprehensive income in 2003 and 2004 are represented by a difference in capital stock in CAD converted by the historical exchange rate and the year end exchange rate.  Long term loans from related parties were provided in Canadian dollars. Their conversion to the Czech korunas in the Company’s bookkeeping by the exchange rates of the Czech National Bank caused a difference in the financial statements converted by exchange rates of the Bank of Canada. That difference is also included in the foreign currency translation difference.

10.	REVENUE

The significant part of the amount is represented by sales revenue of the Company. Other income comprises other operating revenue and financial revenue.

Revenue
(Canadian dollars)
	2004	2003	2002
Sales Revenue	800 652	317 886	137 093
Other Income	66 583	19 577	23 343
TOTAL	867 235	337 463	160 437

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

11.	SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, beeing the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company´s long lived assets are located in Czech Republic.Revenue is derived primarily from the sale of goods and services to customers located as follows (figures in Canadian dollars):

	2004	2003	2002
Czech Republic		20 435	47 545
Canada	800 652	297 451	89 548
	800 652	317 886	137 093

12.	COMMITMENTS

The Company has operating leases for office and laboratory space. The minimum annual lease payments under the terms of the existing lease agreements are CAD 3.042,50 to June 30, 2005. From July 1, 2005 the minimum annual lease payments will be CAD 2.362,80. Plus proportionate share of common costs.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

13.	STATEMENT OF CHANGES IN EQUITY

Statement of Changes in Equity as at December 31, 2004 and 2003
(Canadian dollars)
	Stock Capital	Accumula- ted Comprehen- sive Income	Retained Earnings	Total
Balance as at December 31, 2002	5 249	428	(286 952)	(281 275)
Foreign currency translation difference		1 433		1 433
Net gain or loss not recognized in income statement		1 861	(286 952)	(285 091)
Net gain or loss for the period			(78 330)	(78 330)
Balance as at December 31, 2003	5 249	1 861	(365 283)	(358 173)
Foreign currency translation difference		(3 467)		(3 467)
Net gain or loss not recognized in income statement		(1 606)	(365 283)	(366 889)
Net gain or loss for the period			145 946	145 946
Balance as at December 31, 2004	5 249	(1 606)	(219 337)	(215 694)

14.	SUBSEQUENT EVENTS

On January 27, 2005 the general meeting approved a transfer of 70 % share of the Company from MACNOR CORP. to Ontario INC.

On January 31, 2005 the general meeting approved a transfer of 30 % of the Company from ASTRIS INC. to Ontario INC. Subsequently the Company is wholly-owned by Ontario INC.

After the purchase transactions Ontario INC. owns 100 % of the shares of ASTRIS, s.r.o. ASTRIS ENERGI INC. owns 100 % of the shares of Ontario INC. There was amalgamated ASTRIS INC. with ASTRIS ENERGI INC. All operations of ASTRIS INC. were transferred to ASTRIS ENERGI INC.

SCHEDULE B

ASTRIS ENERGI INC.
PROFORMA UNAUDITED CONSOLIDATED
BALANCE SHEET AND STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2004

ALL AMOUNTS ARE IN CANADIAN DOLLARS

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$568,748
Property and equipment	483,991
Technology	2,424,694
$3,477,433

Liabilities
Current	$289,714

Shareholders’ Equity
Share capital	8,182,074
Contributed surplus	3,270,647
Deficit	(8,265,002)

3,187,719
$3,477,433

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$155,382

Expenses
Research and Development	1,031,126
General and administrative	2,147,591
Interest expense	15,033
Professional fees	244,416
Amortization	60,503
Income Tax	3,360
3,502,029
Net loss for the year	($3,346,647)

SCHEDULE C

Astris Energi Inc.
Proforma Consolidation of AEI and Astris sro
Balance Sheets
As at December 31, 2004

	Astris Energi Inc.	Astris sro			Consolidation Dr	Adjustments Cr	Final Balance
December 31	2004	2004
Assets
Current
Cash	178,351	87,091					265,442
Receivables	3¸544	18,417					21,961
Prepaid Expenses & Deposits	10¸118	18,213					28,331
Investment Tax Credit Refundable	199¸586						199¸586
Goods and Services Tax Receivable	27¸387	22¸978					50¸365
Inventory		3¸063					3¸063
Other Assets	53¸692		(b	)		53¸692	--
	472¸678	149,762					568,748

Capital Assets	36¸446	447,545					483,991

Other Assets
Investment in sro			(c	)			--
Technology			(e	)	2,424,694		2,424,694
Goodwill		--					--
	0	0

	509¸124	597,307					3,477,433

Liabilities
Current
Payables and Accruals	255¸830	513,001	©		479,116		289,714
Goods and Services Tax Payable
Deposit on Shares

	255¸830	513,001					289,714

Advances from related parties		300,000	©		300,000
	255¸830	813,001					289,714

Shareholders Equity (Deficiency)

Share Capital	6¸227,074		(a	)		1¸955¸000	8¸182,074
Contributed Surplus	3¸016¸647		(a	)		254¸000	3¸270¸647

Retaining Earning (Deficit)	(8¸990,427)	(215,694)	(b), (c),(e)		(994,811)	(53¸692)	(8,265,002)

	253¸294	(215,694)					3,187,719
	509¸124	597,307					3,477,433

Astris Energi Inc. Proforma Consolidation of AEI and Astris sro Statements of Loss and Deficit As at December 31, 2004

	2004	2004

Revenue	88¸798	867,235	(d	)	800¸651		155,382

Expenses
Research and Development	1¸343¸695	250,539	(d	)		563¸108	1,031,126

General and Adminstrative	1¸943¸799	387,643	(b),(d	)	53¸692	237,543	2,147,591
Professional Fees	243¸076	1,340					244,416
Interest on advances from related parties	7¸000	8,033					15,033
Amortization	13¸485	47,018					60,503
Income Taxes		3,360					3,360
	3¸551¸055	697,933					3,502,029

Net Profit (Loss) for the Period	(3¸462¸257)	169,302			(53¸692)		(3¸,346,647)

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission

1.  Basis of Preparation

The accompanying unaudited proforma consolidated balance sheet as at December 31, 2004 and the unaudited proforma Statement of Loss and Deficit of Astris Energi Inc. for the Year Ended December 31, 2004 have been prepared to give effect to the purchase of the remaining 70% interest in Astris sro at the beginning of 2004. In the opinion of Astris’ management, the unaudited proforma consolidated balance sheet and unaudited proforma consolidated statement of Loss and Deficit include all adjustments necessary for the fair presentation of the transaction in accordance with Canadian generally accepted accounting principles.

The unaudited proforma consolidated financial statements are prepared for illustrative purposes only and may not be indicative of the financial position or operating results that would have occurred if the acquisition had been completed on the date indicated.
Furthermore, the reported unaudited proforma consolidated operations are not necessarily indicative of the operating results that may be obtained by Astris in the future.

2. Proforma Adjustments and Assumptions

Astris equity has been increased to give effect to the acquisition of the remaining 70% of the outstanding shares in Astris s.r.o., its affiliate company in the Czech Republic. The numbered company 2062540 Ontario Inc. (which is a wholly owned subsidiary of Astris Energi Inc.), purchased the 70% of shares of Astris sro and Astris Energi Inc. rolled into 2062540 Ontario Inc. its 30% interest in the shares of Astris sro previously held, so that at the conclusion of the transaction, 2062540 Ontario Inc. held 100% of the shares of Astris sro. The value of the 30% of Astris s.r.o. already owned by the Company had been written down to a value of $nil and therefore, was transferred at a value of $nil.

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company. The valuation of the shares was based on taking an average of the nine trading days in January prior to the issuance of an updated opinion of the value of the shares on January 14 for an effective date of January 2, 2005. The mean of the trading ranges was determined to be $US 0.323 converted to $Can at an average exchange rate of 1.2189 for an equivalent of $C 0.391. Using this stock price of 0.391 and applying the Black-Scholes model with a risk free rate of 2.84% and volatility of 55%, the consideration of $2,209,000 was arrived at as follows:

	Fair Market Value
	Each	Total
	$	$’000
5,000,000 common shares	0.391	1,955
2,000,000 “A” Warrants @ $0.90	0.062	124
2,000,000 “B” Warrants @ $1.10	0.047	94
1,000,000 “C” Warrants @ $1.30	0.036	36
		2,209

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

The following amounts are based on that valuation in CDN$:

Current assets	$149,762
Property, plant and equipment	447,545
Technology	2,424,694

Total assets acquired	3,022,001
Less: liabilities assumed	(813,001)
Net assets acquired	$2,209,000

The fair market value of the assets acquired and liabilities assumed was determined by a third party valuator, Corporate Valuation Services Limited. The current assets were based on their value in the books on December 31, 2004 in Czech Korunas converted to $Cdn at the rate of 18.6637 Czech Korunas per Canadian dollar.

The land and building value was determined by a third party Czech real estate appraisal with that amount being close to the undepreciated cost of the land and building on the books of sro. (The land and building were bought in the last two years). The appraiser re-allocated about $104,000 from building to land which was expected by the third party valuator, since on visiting the site of the plant in the Czech Republic, he noticed that there was substantial excess land available on the site for future expansion of the facility. The original breakdown between land and building on the books of sro was based on a general allocation between land and building which did not reflect the reality. The equipment and furniture and fixtures were valued at their original costs (without any accumulated depreciation) which were considered a good proxy for the fair market value of such assets. About $9,000 was capitalized from maintenance expenses to equipment cost representing the cost of installation of the equipment which had been expensed on the books. The current liabilities were based on their value in the books on December 31, 2004 in Czech Korunas converted to $Cdn at the rate of 18.6637 Czech Korunas per Canadian dollar.

The value of the technology was determined to be the difference between the purchase price of $2,209,000 for the net assets less the allocated values of the items noted above.
The consolidation adjustments are explained as follows:

(a)	Setting up the issuing of shares as consideration for the purchase

(b)	Other Assets include actual Purchase acquisition costs to December 31, 2004 of $48,050 and patent costs of $5,502. These amounts were written off against retained earnings in the figures presented.

©	Eliminate intercompany balances and credit to equity

(d)	Eliminate intercompany sales and purchases between companies.

(e)	Set up value of Intangibles

To the Shareholders of
Astris Energi Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Astris Energi Inc. as at December 31, 2004 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Astris Energi Inc.” to the audited consolidated financial statements of Astris Energi Inc. as at December 31, 2004, and found them to be in agreement.

2.
Compared the figures in the columns captioned “Astris S.R.O.” to the financial statement of Astris S.R.O. as at December 31, 2004, and found them to be in agreement. The financial statements for Astris S.R.O. were audited by an auditor in the Czech Republic. We performed no assurance work on the financial statements of Astris S.R.O.

3.	Made enquiries of certain officials of Astris Energi Inc. who have responsibility for financial and account matters about:

(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Ontario Securities Commission.

The officials:

(a)	Described to us the basis for determination of the pro forma adjustments;

(b)	Stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Ontario Securities Commission.

4.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Astris Energi Inc.” and “Astris S.R.O.” as at December 31, 2004 and for the year then ended and found the amounts in the column captioned “Pro Forma Adjustments” to be arithmetically correct.

A pro forma financial statement is based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore, make no representations about the sufficiency of the procedures for the purposes of a reader of such statements.

Danziger & Hochman
Chartered Accountants
August 26, 2005
Toronto, Ontario